Confidential Treatment Requested by SR Telecom Inc.

August 26, 2005

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
USA

Subject:        SR Telecom Inc.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed May 2, 2005
Forms 6-K for Fiscal Quarter Ended March 31, 2005
File No. 000-50378

Dear Sirs/Mesdames,

This letter sets forth the response of SR Telecom Inc. (“SRT” or the “Corporation”) to the comments set forth in the Staff’s letter dated July 14, 2005 in connection with the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-50378, filed with the U.S. Securities and Exchange Commission on May 2, 2005 (the “Annual Report”). For your convenience, we have set forth the comments in the Staff’s letter followed by the Corporation’s response.

Form 20-F for the fiscal year ended December 31, 2004

Item 4. Information on the Company

History and Development of the Company, page 12

1.
We note your disclosure that “SR Telecom USA Inc” was primarily an R&D center, developing and maintaining both the angel and airstar product lines”. Tell us if Netro conducted research and development activities prior to your acquisition and how such-in process research and development costs were accounted for in your purchase accounting. Further, your discussion should demonstrate the differences in accounting treatment under US and Canadian GAAP, if any and site all relevant accounting literature.

SR Telecom USA, Inc., formerly Netro Corporation (“Netro”), was acquired by the Corporation in September 2003. Netro was an operating company prior to our acquisition that had only two product lines, namely Airstar and Angel. The Airstar product line was developed by Netro whereas the Angel product line was acquired as part of Netro’s acquisition of assets from a unit of AT&T Wireless in February 2002. Netro also conducted research and development (“R&D”) prior to the date of acquisition by SRT. The nature of this R&D activity was to develop the underlying technology for the Airstar and Angel product lines, and there were no other identifiable R&D projects or activities. In September 2003, the date of acquisition by SRT, the underlying core technologies for each of the product lines was complete. After the acquisition by the Corporation, the activities of SR Telecom USA, Inc were limited to performing R&D functions to continue to develop the existing Airstar and Angel products, such as reducing the cost of the Angel product and beginning the migration of the Angel product to a pre-WiMAX offering (Symmetry). Netro’s former business was in essence “shut-down” after the acquisition and all that remained of its operations was the R&D functions as mentioned above. All R&D costs incurred by SRT are expensed as incurred. In accounting for the acquisition, the Corporation applied SFAS No. 141 (“SFAS 141”) and CICA Handbook Section 1581 (“s. 1581”), “Business Combinations” and EIC-55, “Identifiable Assets Acquired in a Business Combination”. The Corporation allocated the purchase consideration to the net assets acquired. The purchase price was below the fair value of the net assets acquired based on an appraisal report we commissioned for these purposes. The Corporation determined that the only separable intangible assets identified were Netro’s intellectual property, which resulted from the nature of the existing technology comprised of trade secrets and know how.

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	1

Confidential Treatment Requested by SR Telecom Inc.

At the date of acquisition, in the process of valuing the net assets acquired, in-process research and development (“IPR&D”) was considered, in accordance with FASB Interpretation No. 4 “Applicability of FASB No. 2 to Business Consultation Accounted for by the Purchase Method”, as well as the AICPA Practice Aid “Assets acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries”. It was determined, with the assistance of our appraisers that no amounts were to be allocated to IPR&D. The conclusion was based on several factors, including the following:

•	the technology incorporated in the Airstar and Angel products were complete, that is, the technological feasibility of the core technology had been established;
•	the products were being sold by Netro in the form they were currently in;
•	tenders for the products in their then current form were made;
•
SRT immediately was able to sell the products with the underlying technology after the acquisition; that is, no modifications to the core technology was made, and all of which was confirmed by Netro management as of the date of the acquisition.

The negative goodwill in the amount of $7.4M, which resulted from the acquisition was allocated on a pro-rata basis to property, plant and equipment and to intangible assets as described above. SFAS 141 and s.1581 are substantially the same and thus there were no differences between Canadian and US GAAP in accounting for the acquisition.

Consolidated balance sheets, page F-2

2.
Describe in detail why you believe your reserve for obsolescence is appropriate in light of your declining sales, lower backlog, and delays in the receipt of orders, which continued through March 30, 2005.

The process taken by SRT to assess inventory obsolescence included an extensive review of sales forecasting, identifying which products are being sold, to which customers and the time-frame for delivery. The forecasting schedule was then assessed against inventory in stock as to which items in inventory would be used in production for fulfillment of orders. In addition, SRT assessed the then current active bids and potential bids in progress and compared those to inventory on hand.

The Corporation’s products are core telecommunications network equipment, which are used by the Corporation’s customers as their primary telecommunications access network, connecting the end user to the public switched telephone and data networks. In most instances, this equipment is used by the Corporation’s customers for ten to fifteen years and is subject to many extensions, expansions and upgrades. Historically, unlike many consumer products, the Corporation’s product life cycle is quite long. For example, SR500 product line has been sold in various versions since its introduction in 1987 and the SR500 product that is currently being delivered in Mexico has been sold since April 2000.

Many factors contributed to declining sales, lower backlog and delays in the receipts of orders, which was considered only temporary by the Corporation. Sales declined in Q4 2004 and continued to decline in Q1 and Q2 2005 due to SRT’s inability to complete sales orders for delivery in the required time due to reduced supplier credit and refinancing issues that needed to be resolved. The Corporation in the first half of 2005 focused on the refinancing and restructuring of its debentures and US loans as well as obtaining a credit facility to fund working capital requirements. During this period, management decided to temporarily lay-off employees and shut down production to a minimal level required to fulfill secured orders.

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	2

Confidential Treatment Requested by SR Telecom Inc.

Delays longer than anticipated in finalizing the credit facility and restructuring the debentures and US loans also contributed to a lower backlog in Q1 2005. The refinancing was expected to close in April 2005 and provide funds for additional inventory procurement to fulfill and complete such orders. The delay and uncertainty surrounding the refinancing and restructuring resulted in delays in receiving orders, which contributed to a lower backlog. SRT’s backlog has however increased to $31.2M at the end of Q2 2005 from $10.4M at the end of Q1 2005. The increase is due to delayed sales orders that were expected in Q4 2004 and Q1 2005 as well as new sales orders received during Q2 2005.

With the credit facility in place in May 2005 and the debentures and US loans restructured, management was able to negotiate payment terms with the majority of its suppliers and as a result, supplier relations slowly improved, factory employees were recalled and production returned to normalized levels to deliver on contracts awarded. As disclosed in SRT’s second quarter 2005 press release and Management Discussion and Analysis, the Corporation expects that revenue in the third quarter will increase significantly in comparison to the first and second quarters of 2005.

Based on the above reasons, SRT believes that the inventory obsolescence as a percentage of inventory at approximately 16% over the last two years is appropriate.

Tell us the nature of the inventory purchased from Solectron, how it will be utilized in your business, and why you believe the inventory’s cost is less than or equal to market.

The Solectron inventory was acquired by SRT, as part of an arbitration settlement. Please refer to our response to question 5 for further detail of the settlement with Solectron. SRT agreed to acquire all right, title and interest to all of the inventory (raw materials and component inventory) claimed as excess by Solectron. The Corporation recorded the inventory at the lower of cost and fair market value which was assessed at US$4 million, based on the replacement cost of what these inventory parts were worth on the market. This compares to the book value of the inventory recorded by Solectron of US$7M. In our assessment of the inventory value, quotes from brokers were obtained on significant inventory items (over 60% of the inventory value was tested). The current replacement cost for some of the units tested exceeded Solectron’s book value. For these units, the Corporation applied a conservative approach and recorded those units at Solectron’s book value. This was properly accounted for in accordance with the CICA Handbook section 3030, “Inventories”.

The Solectron inventory, comprised of raw materials and component inventory, is used for our Airstar product line, for which at the time of settlement and at December 31, 2004, there were sales orders in our backlog and in our sales forecast to utilize the inventory. The orders in the backlog for this inventory were applied in a simulated computer environment to generate a forecast on the movement and marketability of such inventory. Based on the testing performed and our sales forecast, it was identified that there is a future demand on the inventory received from Solectron.

7. Long-Term accounts receivable, net, page F-16

3.
We noted that you did not record a provision for your December 2001 claim filed against MCI International. It is unclear to us why you believe this amount is recoverable at December 31, 2004 considering MCI’s bankruptcy and subsequent objection to your claim. Tell us in detail why you believe the claim will be upheld by the court and further, why you believe you will receive full payment from MCI International.

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	3

Confidential Treatment Requested by SR Telecom Inc.

In 1996, SR Telecom Inc. entered into a contract with Teleco de Haiti (“Teleco”) for the provision of wireless telecommunications equipment, which was installed in the country, accepted by the customers and is still operating and carrying revenue producing traffic for the benefit of Teleco.

In order to secure payment for the telecommunications system, SRT and Teleco entered into an agreement with MCI dated September 30, 1996 (and amended October 2, 1996), (the Tripartite Agreement), whereby access charge revenues that were generated through outbound traffic to Haiti, (i.e. payments due by MCI to Teleco) would be assigned to SRT, on the basis of a monthly payment of US$268,092.18 for a period from April 1, 1997 to August 1, 2002. Payments were made under this agreement until April 1, 2000, reducing the original balance from US$12.88M to US$4.86M, when payments ceased to be made to SRT by MCI.

SRT then attempted to enforce its rights under the Tripartite Agreement for direct recourse to Teleco and filed a request for arbitration with the International Court of Arbitration in December 2001.

In July 2002, MCI filed for bankruptcy protection but MCI continued to participate in the arbitration proceeding as an observer.

After the arbitration hearing and judgment rendered on April 24, 2003, the dispute became subject to the terms of the Arbitration Award, which was properly recognized by the United States District Court for the Southern District on New York. Under the terms of the Arbitration Award, SRT was not able to enforce direct recourse against Teleco, but had to look to the Tripartite Agreement for settlement of the remaining obligation from Teleco. Furthermore, the Arbitration Award required that MCI remit funds generated by the Tripartite Agreement to SRT and required that if Teleco had received funds from MCI, it was required to remit those funds to SRT. It is our view that the Tripartite Agreement could not be abrogated, has not been abrogated and has not expired.

On January 21, 2003, SRT filed a proof of claim against MCI for US$4.86M with the United States Bankruptcy Court for the Southern District of New York. On October 15, 2004, MCI objected to SRT’s proof of claim against MCI, to which SRT has responded. The SRT response set forth the detailed history among Teleco, SRT and MCI and the reasons why MCI’s objection should be denied. SRT is continuing to pursue its claim against MCI.

The obligation to remit funds to SRT did not arise from a commercial relationship or transaction between SRT and MCI. MCI was merely a party to the Tripartite Agreement as a payment mechanism, with funds due to Teleco assigned to SRT to satisfy an obligation that arose as a result of a commercial transaction between Teleco and SRT.

SRT has reason to believe, as a result of information provided to it from both Teleco and MCI that there were in fact funds available under the Tripartite Agreement that could have been remitted to it prior to and at the time of the bankruptcy filing. In addition, there has been further traffic between MCI and Teleco and additional funds have been generated post bankruptcy filing. SRT has received information from Teleco acknowledging that over US$9M is due to them from MCI.

[Confidential portion No. 1 of 2 omitted pursuant to a request for confidential treatment.]

In parallel, SRT has been in discussions with Teleco to settle this matter. [Confidential portion No. 2 of 2 omitted pursuant to a request for confidential treatment.]

SRT is confident that this matter will be satisfactorily resolved in its favour and that no provision against the receivable is required.

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	4

Confidential Treatment Requested by SR Telecom Inc.

23. Loss on change in ownership in subsidiary company, page F-32

4.	Tell us in more detail how an increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings under US GAAP.

On June 30, 2001, an indirect wholly owned subsidiary of the Corporation, RTC, acquired telecommunication network assets from another Chilean Telecommunications service provider in exchange for common shares of the subsidiary, representing 13 % of its issued and outstanding common shares.

The transaction was measured using the fair value of the assets received of $14.54M. The reduction in the direct and indirect ownership in the subsidiary by the Corporation resulted in a dilution gain of $9.4M, which under Canadian GAAP was recorded as an income transaction. Under US GAAP, the dilution gain was accounted for as a capital transaction, in accordance with SAB Topic 5-H, “Accounting for Sales of Stock by a Subsidiary (“SAB Topic 5-H”), that is, as an increase to shareholders’ equity. The reconciliation of losses in accordance with Canadian GAAP to US GAAP for the year ended December 31, 2001 presents the reversal of the dilution gain to arrive at the loss in accordance with US GAAP.

The agreement to acquire the asset contained an adjustment clause as to the equity interest given as consideration for the assets acquired, whereby, if the revenues derived from the assets exceeded a threshold amount or did not meet a certain threshold, for the period from June 30, 2001 to December 31, 2002 the equity interest would be adjusted upwards to a maximum of 15 % of equity or downwards based on a prescribed formula.

As of December 31, 2002, the Corporation determined that the revenue requirements were not met, and accordingly, the equity interest was adjusted downwards by 8.9%.

As a result of the change in ownership interest, the Corporation recalculated its equity interest in the subsidiary and determined that it had suffered a loss of $3.97M, which was recorded as a dilution loss, through the income statement, under Canadian GAAP. Under US GAAP, this transaction was accounted for in the same manner as with the dilution gain in 2001, that is, as a capital transaction, in accordance with SAB Topic 5-H. The reconciliation of losses in accordance with Canadian GAAP to US GAAP presents the reversal of the dilution loss in 2002 to arrive at the losses in accordance with US GAAP.

For further information, please see note 30 (iv), in the annual financial statements contained in Form 20-F for the year ended December 31, 2003, which presents the reconciliation of results reported in accordance with Canadian GAAP to US GAAP.

24. Commitments and contingencies

d) Litigations, page F-33

5.
We noted that you recognized a gain of $4.6 million in connection with your settlement with Solectron. Provide us with details of your prior accounting for your Manufacturing Agreement, and why the subsequent recognition of a gain was appropriate. Your response should include a discussion of Canadian GAAP and US GAAP, highlighting any differences.

On December 19, 2002, Solectron Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 manufacturing agreement, in the amount of US$14.5M. In September 2003, at the time SRT acquired Netro, the Corporation recorded, as part of its purchase accounting, a liability of US$3.5M, being its best estimate of the amount at which the claim would be settled. The Corporation believed at the time that it would not receive anything of any value from Solectron as part of a judgement or settlement. In the third quarter of 2004, the Company settled the claim as follows:

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	5

Confidential Treatment Requested by SR Telecom Inc.

•	Payment of US$2M at the settlement date and US$2M to be paid in instalments during 2005.

•	The receipt by the Corporation of all of the inventory claimed as excess by Solectron, having a fair market value of US$4M.

As a result, the Company received inventory with a fair value of US$4M against payments of US$4M at the date of the settlement and eliminated the liability recorded in its accounts payable of US$3.5M, which resulted in a gain of US$3.5M (C$ 4.6M). There were no differences identified in accounting treatment between US and Canadian GAAP in this respect.

The above accounting treatment was applied with reference to Paragraphs 40 and 41 of SFAS No. 141, “Business Combinations”, which requires that after the end of the allocation period, provided that no other information was required to complete the allocation of the purchase consideration, which was our situation, that an adjustment that results from a pre-acquisition contingency shall be included in the determination of net income in the period in which the adjustment is determined. SRT’s financial statements for the year ended December 31, 2003 specifically excluded any discussion that the allocation of the purchase consideration was not yet complete. We believe, that our accounting treatment is in accordance with the paragraphs 40 and 41 of SFAS No. 141.

32. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP and other supplementary U.S. GAAP disclosures, page F-41

6.	Revise to provide the financial information for the year ended December 31, 2002 as required by Item 18 of Form 20-F.

The Corporation will revise to provide the financial information for the year ended December 31, 2002 in an amended filing by September 16, 2005.

Please note that the financial information for the year ended December 31, 2002 was provided in our financial statements included in our 20-F for the year ended December 31, 2003. The exclusion of the financial information in our 20-F for the year ended December 31, 2004 was an oversight.

(i)	Asset impairment, page F-42

7.	Describe in detail the factors that contributed to the adjustment for asset impairment during each of the years presented.

In December 2000, SRT adopted a formal plan to exit its communication service provider business operated by its Chilean subsidiary, CTR. However, on December 31, 2001, the Corporation reversed its accounting treatment of CTR as a discontinued operation, as management believed that the sale or disposition of CTR was unlikely as a result of the financial volatility surrounding the South American capital markets coupled with the ongoing weakness in the global telecommunication industry. The impact of the Argentinean crisis and the Brazilian election served to exacerbate this situation in early 2002 and the Corporation believed it unlikely that the sale of CTR would be accomplished. Due to SRT not having received a reasonable offer for CTR, this led to SRT to test the recoverability of the carrying value of such long-lived assets, by performing a cash flow analysis on its intended use in the future. The Corporation determined that the estimated future undiscounted cash flows from the use of these assets was insufficient to recover the carrying value. As a result, in 2001 the Corporation wrote down $58M of the carrying value of the telecommunications networks to their estimated recoverable amount, under Canadian GAAP.

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	6

Confidential Treatment Requested by SR Telecom Inc.

The Corporation complied with the then accounting standard CICA section 3061, “Property, Plant and Equipment”, which stated that an impairment loss be recorded when the carrying value of the long-lived asset is not recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from its use or eventual disposition.

Under US GAAP, we applied the then applicable standard, FASB No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of”, if the undiscounted future net cash flows are less than the carrying value of the long-lived asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds its fair value, which is the present value of estimated future net cash flows. The effect of discounting the net cash flows under US GAAP resulted in an additional write down of $28M on the CTR assets from the amount derived under Canadian GAAP. The reconciliation between Canadian and US GAAP presents the adjustment to decrease depreciation expense because of the lower carrying value of the assets resulting from the additional amount of write-down recorded under US GAAP.

(ii)	Bid costs, deferred charges and start-up costs, page F-42

8.
It appears from your disclosure that all deferred charges are expensed as incurred under US GAAP. Tell us the nature of the deferred charges that are expensed. Disclose whether deferred costs incurred to issue debentures or debt are expensed or deferred under US GAAP.

Deferred charges and start-up costs are comprised of professional fees, and other incremental costs incurred to establish a local fixed wireless telecommunications network in rural Chile. Under Canadian GAAP, such costs are deferred and amortized over their estimated useful lives, beginning in the period commercial operations begin in accordance with EIC 27, “Revenues and Expenditures During the Pre-Operating Period”. Under US GAAP, such costs, in accordance with SOP 98-5, “Reporting on the Cost of Start-up Activities”, are expensed as incurred.

Under both Canadian and US GAAP, costs directly incurred to secure financing, including debentures, are deferred and amortized over the terms of their related debt.

Upon further review of our Canadian to US GAAP reconciliation, we discovered an error in the reconciliation of net loss for the year ended December 31, 2004. An amount of $23,138.00 was incorrectly included in the line Deferred charges and start-up costs in the Canadian to US GAAP reconciliation.

In the amended 20-F (see question 6), we will include disclosure that costs incurred to issue debt are deferred and amortized under US GAAP.

Please feel free to contact me for any other information you may require.

Regards,

David L. Adams
Senior VP Finance and CFO

SR Telecom Inc. 8150 Trans Canada Hwy. Montreal QC H4S 1M5 CANADA • T (514) 335.1210 •F (514) 334.7783 • www.srtelecom.com	7